Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	January 20, 2012 NR#12-01

MAG SILVER PLANS INCREASED EXPLORATION AT JUANICIPIO AND CINCO DE MAYO

Juanicipio: Preliminary 2012 Exploration Budget increased 89% over 2011 Preliminary Budget
Cinco de Mayo: CM11-383 intersects 4.19 metres grading 183 g/t silver, 6.80% zinc and 12.3% lead

Vancouver, B.C -- MAG Silver Corp. (TSX: MAG) (NYSE.A: MVG) (“MAG”) is pleased to provide an update on its exploration projects and on its 2012 exploration program. MAG and Fresnillo plc (“Fresnillo”), as the Juanicipio Joint Venture, have approved a significant increase (89%) in the drilling program from 2011 to 2012 focusing on the potential for new veins.  MAG will be involved in over 58,000 metres of diamond drilling on five separate projects including the Juanicipio Joint Venture and Cinco de Mayo project area.

The continuing engineering study (Updated Preliminary Economic Assessment (“UPEA”)) on the Valdecañas Vein, which is anticipated in Q1, 2012, is part of the approved budget.

At the same time, on MAG’s 100 percent owned Cinco D Mayo property drilling is to be focused on delineating the high grade silver/lead/zinc mineralized system at Cinco Ridge/Jose Manto over a 4,000 metre strike length. Companywide, MAG’s board of directors have approved a 2012 exploration budget of $10.87 million. This budget includes $3.80 million for MAG’s 44% share of the Minera Juanicipio board approved preliminary 2012 budget (100%) of US$8.5 million, an increase of US$4 million over the 2011 budget.  In addition, MAG will spend an additional $840,000 for its own direct project oversight and parallel studies, resulting in a total MAG 2012 budget for Juanicipio of $4.64 million.

2012 Program:

In late December 2011, through the Minera Juanicipio board of directors, Fresnillo and MAG jointly approved a 36,000 metre drill program (see diagram below) which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres to be drilled to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.

The “stand alone” UPEA being carried out by AMC Mining Consultants (Canada) Ltd. (“AMC”) is anticipated in the first quarter of 2012. This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein. It is anticipated that the 2012 budget will be reviewed and amended to reflect the recommendations in the final AMC UPEA once completed.

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MAG’s 2012 budget for Cinco de Mayo (including Pozo Seco and Jose Manto) has been approved at $3.45 million, with 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge.

Cinco de Mayo update (including recent assay results):

The 2012 program will consist of delineation drilling and offsets of the new high grade silver / lead / zinc intercepts discovered in 2011 to determine the width and continuity of mineralization in the zone and to pin point where mineralization in the manto is thickest. Drilling is due to start shortly with three drill rigs dedicated to the Jose Manto and its extensions.

The results of the final two holes from last year were received and the best intercept was 4.19 metres grading 183 grams per tonne (“g/t”) silver (5.9 ounces per tonne (“opt”)), 6.80% zinc and 12.3% lead in Hole CM11-383.

Table 1: New assay results for Cinco de Mayo, Jose Manto Extension.
Hole Number	From Metres	To Metres	Width Metres	Gold g/t	Silver g/t	Silver opt	Zinc %	Lead %
CM11-383	316.03	320.75	4.19	0.060	183	5.9	6.80	12.30
and	475.44	477.91	2.47	0.010	128	4.1	5.10	3.26
and	490.37	491.50	1.13	0.180	367	11.8	15.10	17.00
CM11-384	270.10	272.33	2.23	0.100	12	0.4	0.49	1.72

The overall pattern of intercepts indicates a continuous linear manto body at least 4,000 metres long.

Other Projects:  Towards the end of the 2011, MAG initiated drill programs at three highly prospective properties: La Esperanza, Mojina and Lagartos Sur (El Orito).  These programs were not completed before the Christmas break and will therefore be completed and results released in early 2012.

2012 Objectives:  Our ongoing strategy for 2012 is fourfold: 1) Work with Fresnillo to move the Juanicipio Joint Venture forward through continued exploration and the discovery / delineation of new veins and to move the Valdecañas Vein towards production with the delivery of an updated preliminary assessment; 2) Cinco de Mayo will see a concerted drilling effort to expand and delineate the high grade silver/zinc/lead massive sulphide intercepts at the Bridge Zone and the Cinco Ridge to Jose Manto Corridor.  This work will go towards a first resource estimate and the initiation of a PEA for this particular asset; 3) Continued aggressive exploration on our 100% owned properties in search of new discoveries or to delineate new resources; and 4) Identifying and acting on merger and acquisition opportunities.

The above discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

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Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold and 267 million pounds of lead and 539 million pounds of zinc. The Inferred Resources contain an additional 85 million ounces of silver, 370,000 ounces of gold and 236 million pounds of lead and 400 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a moly-gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894
Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar

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expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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Juanicipio – 2012 Exploration Program (US$8.5M)

A
B
C
D
E
F
G
Valdecañas
Las Venadas
Juanicipio
Minera Juanicipio
Saucito West
Mesa Grande
Fresnillo plc
705800
709800
713800

Target	Area	Meters Planned
A	Valdecañas	10,000
B	Las Venadas	6,500
C	VP-2	4,000
D	Juanicipio Vein	4,000
E	Cesantoni	4,000
F	Mesa Grande	5,000
G	Saucito West	2,500
Totals		36,000 (36 Holes)

Juanicipio Property Outline
Major Veins
Lineaments with FeOx, Qtz and clay alteration
4 km

TSX : MAG
NYSE AMEX : MVG